UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  000-50499

MINDSPEED TECHNOLOGIES, INC.

RETIREMENT SAVINGS PLAN

(Full title of the plan)

MINDSPEED TECHNOLOGIES, INC.

(Name of issuer of the securities held pursuant to the plan)

4000 MacArthur Boulevard, East Tower

Newport Beach, California   92660-3095

(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.

RETIREMENT SAVINGS PLAN

Annual Report on Form 11-K

*Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor

June 24, 2008

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Mindspeed Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 24, 2008

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

ASSETS

Investments, at fair value (Note 2)	$22,760,430	$19,839,779

Receivables
Other	456	531

Total assets	22,760,886	19,840,310

LIABILITY	2,800	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	22,758,086	19,840,310
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	18,130	18,045
NET ASSETS AVAILABLE FOR BENEFITS	$22,776,216	$19,858,355

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation (depreciation) in fair value of investments (Note 2)	$(108,091)	$1,068,777
Interest and dividends	96,498	89,671

	(11,593)	1,158,448
Contributions
Participants	3,449,106	3,856,731
Company - Mindspeed Technologies, Inc. common stock	1,376,188	785,433
Rollovers	355,850	304,381

	5,181,144	4,946,545

Total additions	5,169,551	6,104,993

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,229,851	1,329,177
Administrative expenses	21,839	20,324

Total deductions	2,251,690	1,349,501

NET INCREASE	2,917,861	4,755,492

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	19,858,355	15,102,863

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$22,776,216	$19,858,355

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 –            DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General – The Plan became effective on July 1, 2003 and is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), covering all eligible employees of Mindspeed Technologies, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility – An employee will be permitted to participate in the Plan as soon as practicable following his or her commencement of service with the Company, effective on the first payroll payment date following his or her commencement of service as an employee.

Contributions – Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percent of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of seventeen percent (17%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are deposited with the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election in one or more of several investment funds.

The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company may also make a profit sharing contribution at its discretion, to be determined by the Plan Administrative Committee. The Company’s matching contributions and profit sharing contributions are in the form of common stock of the Company, but may, at the discretion of the Board of Directors, be in cash or in any combination of cash and common stock of the Company. Company matching contributions are deposited with the Plan after each pay period. The Company matching contributions for the years ended December 31, 2007 and 2006 consisted of shares of the Company’s common stock valued at $1,376,188 and $785,433, respectively, at the time of the contributions. The Company made no profit sharing contribution for the years ended December 31, 2007 or 2006.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of profit sharing contributions are based on a participant’s base compensation. Allocations of earnings and expenses are based on a participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company.

Vesting – Participants are fully vested in all contributions and earnings on contributions.

Forfeitures – Participants are fully vested in their accounts upon entry to the Plan, therefore, the Plan does not allow for forfeitures.

Administrative Expenses – The Company absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.

Payment of Benefits – Plan benefits are distributed in a lump sum or installments.

Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59½). Withdrawals made under this provision are limited to one withdrawal every six (6) months.

Participant Loans – Participants may generally borrow an amount not exceeding the least of fifty percent (50%) of their balance, $50,000, or the aggregate of the balances in the borrower’s pre-tax contribution and post-tax contribution accounts. The loans are collateralized by the participant’s vested interest in the Plan.

Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Non-Discrimination Testing for Employee and Employer Contributions – The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. As provided in the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), an investment contract is generally adjusted to contract value, from fair value, to the extent it is fully benefit-responsive. The investments in the fully benefit-responsive investment contracts have been adjusted to contract value which is equal to principal balance plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements – In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption will have a material impact on the financial statements.

NOTE 2 – INVESTMENTS

The following table presents the fair values of investments as of the dates indicated. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2007 or 2006 are separately identified:

	December 31,
	2007		2006
PARTICIPANT DIRECTED INVESTMENTS
Common/collective trust:
Fully benefit-responsive investment contract:
Fidelity Managed Income Portfolio Trust	$1,668,234	*	$1,795,386	*
Mutual funds:
Fidelity Diversified International Stock Fund	2,100,719	*	1,522,775	*
T. Rowe Price Emerging Markets Stock Fund	1,914,722	*	807,092
Spartan U.S. Equity Index Fund	1,748,719	*	1,673,763	*
Baron Growth Fund	1,738,826	*	1,502,361	*
Fidelity Dividend Growth Fund	1,656,465	*	1,584,658	*
Fidelity Mid Cap Stock Fund	1,453,269	*	1,177,089	*
Fidelity Low-Priced Stock Fund	1,207,441	*	1,122,569	*
Other	6,275,844		5,096,264
Total mutual funds	18,096,005		14,486,571

Mindspeed Technologies, Inc. common stock	2,632,312	*	3,209,251	*

Interest bearing cash	108,553		134,901

Participant loans	255,326		213,670

	$22,760,430		$19,839,779

* Represents 5% or more of the Plan’s net assets

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value for the years ended December 31, 2007 and 2006.  A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2007	2006

Mindspeed Technologies, Inc. common stock	$(1,130,831)	$(618,029)
Common/collective trust	71,389	73,264
Mutual funds	951,351	1,613,542

	$(108,091)	$1,068,777

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.

NOTE 4 – TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 16, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

During 2006, Fidelity Management Trust Company (a wholly owned subsidiary of Fidelity Investments),  the Plan Trustee, determined that interest rates on participant loans were not being properly updated, and therefore, new loans were being issued at interest rates other than those dictated by the Plan.   In October 2006, the Plan Trustee submitted a Group Voluntary Compliance Program filing with the IRS.  The IRS has accepted the Trustee’s correction policy, and these corrections were completed in 2007.  This issue has not had any adverse effect on the group’s qualification or any material impact on the financial statements.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of participation in a common/collective trust managed by Fidelity Investments. Fidelity Management Trust Company (a wholly owned subsidiary of Fidelity Investments) is the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. The Plan also holds investments in the common stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions for which a statutory exception exists.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2007
Net assets available for benefits per the financial statements	$22,776,216
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,130)
Net assets available for benefits per the Form 5500	$22,758,086

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2007
Total investment income per the financial statements	$(11,593)
Less: Change in adjustment from fair value to contract value for fully benefit- responsive investment contracts	(85)
Total investment income per the Form 5500	$(11,678)

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007

FEIN: 01-0616769

PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Fidelity Investments	Interest bearing cash	**	$108,553
*	Fidelity Investments	Fidelity Fund	**	175,710
*	Fidelity Investments	Fidelity Growth Company Fund	**	1,014,929
*	Fidelity Investments	Fidelity OTC Portfolio Fund	**	153,254
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	**	1,207,441
*	Fidelity Investments	Fidelity Diversified International Fund	**	2,100,719
*	Fidelity Investments	Fidelity Dividend Growth Fund	**	1,656,465
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	**	1,453,269
*	Fidelity Investments	Fidelity Freedom Income Fund	**	210,136
*	Fidelity Investments	Fidelity Freedom 2000 Fund	**	56,111
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	8,288
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	258,255
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	37,259
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	542,631
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	165,847
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	511,518
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	187,419
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	201,405
*	Fidelity Investments	Fidelity Freedom 2045 Fund	**	1,115
*	Fidelity Investments	Fidelity Freedom 2050 Fund	**	16,595
*	Fidelity Investments	Fidelity Intermediate Government Income Fund	**	218,516
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust	**	1,668,234
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	**	709,722
	T. Rowe Price	T. Rowe Price Emerging Markets Stock Fund	**	1,914,722
	Ariel	Ariel Fund	**	384,468
	Baron Funds	Baron Growth Fund	**	1,738,826
	Oakmark Funds	The Oakmark Select Fund Class I	**	707,802
	Spartan	Spartan U.S. Equity Index Fund	**	1,748,719
	Phoenix	Phoenix Mid-Cap Value Fund Class A	**	178,619
	Van Kampen	Van Kampen Growth & Income Fund Class A	**	536,245
*	Mindspeed Technologies, Inc.	Common stock, shares	**	2,632,312

*	Participant loans	Interest rates ranging from 5% to 9.25%	$0	255,326
				$22,760,430

*                 Party-in-interest for which a statutory exception exists

**          Historical cost information is not required for participant directed investment funds

See Independent Registered Public Accounting Firm’s Report and the accompanying notes to financial statements.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

Date: June 24, 2008	By	/s/ Thomas O. Morton
Thomas Morton
Senior Vice President, Human Resources, of Mindspeed Technologies, Inc. and Member of the Plan Administrative Committee

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm